Heather G. Callender hcallender@velaw.com

Tel 713.758.4618 Fax 713.615.5038

February 1, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Mellissa Campbell Duru

Re:	Magellan Midstream Holdings, L.P.

Registration Statement on Form S-1

Filed November 10, 2005

File No. 333-129623

Dear Ms. Duru:

On behalf of Magellan Midstream Holdings, L.P. (the “Company”), we have filed through EDGAR Amendment No. 4 (“Amendment No. 4”) to the above referenced Registration Statement (the “Registration Statement”) and enclose herewith five courtesy copies of Amendment No. 4. This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 1, 2006 (the “Comment Letter”) with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and below each such comment is the Company’s response.

General

Comment

1.

We note the addition of disclosure on page 84 and in the F-pages regarding Magellan Midstream Partners LP’s line break and product release at a pipeline in Kansas on January 13, 2006. Based on your disclosure regarding the uncertainty of the liability that could be assessed to you, it would appear that this recent development warrants enhance disclosure in the Recent Developments Section of the prospectus. In addition, given that you do not know whether the costs and damages accessed will have a material effect on

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission February 1, 2006 Page 2 of 2

your results of operations and cash flows, please supplement your risk factor disclosure on page 21 and disclose this risk. Please revised your prospectus accordingly or advise us as to why such revisions are unnecessary.

Response

We have revised the Registration Statement accordingly. Please see pages 4, 24, 84, 102 and F-62 of the Registration Statement.

Please contact Dan Fleckman at (713) 758-3706 or Heather Callender at (713) 758-4618 with any questions.

Very truly yours, VINSON & ELKINS L.L.P.

By:	/s/ Heather G. Callender
Heather G. Callender